Exhibit 99.298

Nextech AR Solutions becomes official digital experience
platform for first hybrid edition of International Confex.

●	Nextech partners with Mash Media to deliver the first hybrid version of International Confex, the UK’s largest and longest standing show for event planners, taking place June 22-23, 2021 at the ExCel Center in London, UK
●	International Confex 2021 expects to host over 8,000 event professionals in person and another 5,000 online together with over 100 speakers, 60 seminars and 300 exhibitors
●	Nextech will demonstrate its industry leading, experiential engagement technologies including Augmented Reality (AR), Ad Network PromoteX and LiveX platform to event planners, executives and thought leaders
●	Program will be amplified through Mash Media’s international brands including, Conference & Meetings World, Exhibition World as well as the UK’s leading MICE titles, Conference News and Exhibition News.

VANCOUVER, B.C. –April 13, 2021 – Nextech AR Solutions Corp. (“NexTech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), announces its sponsor partnership with International Confex 2021, the UK’s leading event for event organizers organized by Mash Media. The Confex 2021 hybrid event (consisting of a blend of in person and virtual online components) takes place June 22-23, 2021 at the ExCel Centre in London, UK and is the first in person event since the country went into COVID-19 lockdown protocols.

International Confex 2021 will go hybrid for the first time in its 38-year history. The conference has been the largest in-person gathering of event professionals, providing exhibition organizers, corporate, agency and association event planners with the opportunity to connect with best-in-class venues, service providers and suppliers as well as experience innovative, industry leading best practices. With Nextech’s technology, International Confex will be the largest Hybrid program for the event industry.

As a partner, Nextech will collaborate with Mash Media to extend International Confex’s reach and global attendance by streaming the program on their LiveX Digital Experience Platform (DXP). The company will also enhance in person and virtual attendee engagement through AR technologies such as holograms, digital destination portals, 3D models, MapX, and Ad Network. Nextech technologies will:

●	Increase engagement in person and virtually by displaying products/services to drive attendees to sessions, events, and exhibitors’ booths
●	Create interactive experiences through AR promotions and advertising to enhance learning experiences and product visibility
●	Showcase MapX, a dynamic exhibit floor mapping platform
●	Offer self-service or white glove service for exhibitors
●	Provide real time analytics and ROI (Return on Investment) measurement for brands, sponsors, and event organizer

In the Digital Event Theatre Nextech’s President, Paul Duffy and 3D AR Ad Network President, Hareesh Achi, will headline a keynote session titled “Restarting Your World with LiveX,” discussing digital transformation of events into experiences that increase engagement for in person, hybrid, and virtual experiences.

“We are thrilled to partner with Nextech AR in our first foray into the world of hybrid events.” Said Duncan Custerson, Event Director of International Confex. “The heart of International Confex has always been a live event and now we have the opportunity to enhance it with a virtual component. International Confex has a strong pedigree of showcasing ‘best in breed’ technology and working with the Nextech team has given us the confidence to take this ambitious step in the Hybrid world. We look forward to doubling the program reach to a global audience and enhancing the attendee experience with Nextech’s AR technology.”

“We are excited to showcase our industry leading technologies at International Confex 2021 to build an impactful attendee experience,” added Evan Gappelberg, Chief Executive Officer, Nextech AR Solutions, “Nextech AR is a tech company that puts AR into everything we do. Event planners, executives and thought leaders will be wowed by our DXP including AR holograms, 3D models, Digital Destination Portals and Ad Network.”

For more information visit International Confex 2021

About Mash Media

Mash Media is the information hub for the events industry. We are the leading UK publisher of magazines and directories for the events industry, covering all its segments: exhibition, conference and live and outdoor. We are also the organisers of the best shows ‘for’ the events industry. We also organise the International Confex and the Event Production Show, two of the key trade show for event professionals in UK.

About Nextech AR

NexTech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

NexTech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company LiveStreaming its CEO are subject to known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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